40-33 811-21114

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

09005188

November 6, 2009

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

SEC
Mail Processing
Section

NOV 09 2009

Washington, DC
120

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Pacifico v. ProShares Trust et al.*, No. 09 Civ. 9134 (S.D.N.Y.)
Setyan v. ProShares Trust et al., No. 09 Civ. 9148 (S.D.N.Y.)
Setyan v. ProShares Trust et al., No. 09 Civ. 9168 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned actions. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find copies of the complaints filed in these actions.

Respectfully submitted,

Robert Skinner/STM

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

09 CV 9134

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

FERNANDO PACIFICO, on Behalf of Himself and all Others Similarly Situated, Plaintiff, v. PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENT DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL L. REYNOLDS, III, MICHAEL WACHS, and SIMON COLLIER, Defendants.	Civil Action No. **JURY TRIAL DEMANDED**

Plaintiff Fernando Pacifico, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares Ultrashort Dow 30 Fund (the "DXD Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares's false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the DXD Fund's shares (the "Class"). Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. The Registration Statement misled investors to believe that the DXD Fund would deliver double the inverse of the return of the Dow Jones Industrial Average ("DJIA") in the short-, mid-, and long-term.

3. The truth, however, is that if DXD shares are held for more than a day, the return bears little or no relationship to the return of the DJIA. In fact, if the shares are held over a long period of time, dramatic losses are certain to result.

4. As a result of Pro Shares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

5. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

6. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the DXD Fund trade in this District on the New York Stock Exchange.

8. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

9. Plaintiff Fernando Pacifico purchased shares of the DXD Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

10. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

11. ProShares is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

12. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the DXD Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the DXD Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the DXD Fund.

13. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

14. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal underwriter for the DXD Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the DXD Fund to broker/dealers and, ultimately, shareholders.

15. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

16. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

17. Defendant Russell S. Reynolds, III is a non-interested trustee of ProShares who signed the Registration Statement.

18. Defendant Michael Wachs is a non-interested trustee of ProShares who signed the Registration Statement.

19. Defendant Simon D. Collier has been Treasurer of ProShares since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

20. Defendants Sapir, Mayberg, Reynolds, Wachs, and Collier are referred to as the "Individual Defendants."

21. The Individual Defendants, in their respective roles, controlled the operations of the DXD Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the DXD Fund. The officers of ProShares are responsible for the day-to-day operations of the DXD Fund.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the DXD Fund pursuant or traceable to the Trust's false and misleading Registration Statement, and were damaged thereby. Excluded from the Class are defendants; members of the immediate families of the Individual Defendants; any entity in which any defendant has or had a controlling interest; and the legal representatives, heirs, successors, or assigns of any defendant.

23. As of October 29, 2009, 18,525,000 DXD shares were outstanding in an actively-traded and efficient market in which millions of shares were traded during the Class Period.

DXD is traded on the New York Stock Exchange under the symbol "DXD." The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff, and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members of the Class. Record owners and members of the Class may be identified from records maintained by ProShares or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

24. Plaintiff's claims are typical of the claims of the members of the Class in that Plaintiff and each Class member purchased DXD securities pursuant to or traceable to the Registration Statement and sustained injury as a result.

25. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

26. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all Class members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for Class members to seek redress individually for the wrongs done to them. There will be no difficulty in the management of this action as a class action.

27. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or operations of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

BACKGROUND

A. Traditional ETFs

28. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

29. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares of the ETF (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

30. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

B. Non-Traditional/Leveraged ETFs

31. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

32. Some non-traditional ETFs, such as the DXD Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment

strategies through the use of swaps, futures contracts and other derivative instruments.

33. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

C. ProShares

34. ProShares consists of a portfolio of 90 ETFs, including the DXD Fund. ProShares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark -such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance of an index or security.

35. ProShares's ETFs are essentially divided into two categories: Ultra and UltraShort. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

SUBSTANTIVE ALLEGATIONS

A. ProShares's Non-Traditional UltraShort ETFs

36. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares's UltraShort ETFs "provide a simple way to try to seek profit from a

market segment that you think is poised to fall."

37. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> How are Short ProShares different from short selling?
>
> Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles or expense of a margin account. It's as simple as buying a stock.

38. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets."

B. The DXD Fund

39. The DXD Fund is one of ProShares's UltraShort ETFs. The DXD Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse of the daily performance of the Dow Jones Industrial Average ("DJIA"). The DXD Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the DJIA.

40. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the DXD Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

41. The Registration Statement stated that the DXD Fund seeks daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of the DJIA.

42. If a position is held in the DXD Fund for more than one day, however, the results fall far short of this claim.

43. For example, the DJIA fell approximately 34 percent from January 2, 2008, through December 31, 2008, and investors were misled to believe that the DXD Fund should have appreciated by 68 percent during this period.

44. However, the DXD Fund rose approximately 7 percent during this period.

45. Likewise, in 2009, through July 30, 2009, the DJIA increased approximately 4 percent. Rather than decrease approximately 8 percent (double the inverse), the DXD Fund has fallen approximately 24 percent.

46. The Registration Statement omitted that holding shares of the DXD Fund for any period more than a day will - to a mathematical certainty - not track the market. Indeed,

holding shares over a long period of time will lead to enormous losses to a mathematical certainty.

47. ProShares does not market the DXD Fund or its other ETFs as day-trading vehicles. ProShares's Chairman has publicly stated that investors can use ProShares's ETFs "for more than a day successfully." ProShares imposes no temporal limits on investors in its UltraShort ETFs.

48. ProShares's Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the DXD Fund may be used for intermediate or long-term investing.

49. The Registration Statement did not explain that, notwithstanding the name of the DXD Fund, the investment objective of the DXD Fund, and the purpose of ProShares's UltraShort ETFs, the DXD Fund would – to a mathematical certainty – cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

50. Investors did not view ETFs as day trading investment vehicles and did not day trade the DXD Fund. In fact, it is virtually economically impossible for all DXD Fund purchasers to sell out of their positions at the end of one day.

C. The False and Misleading Registration Statement

51. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated. The January 30, 2007 prospectus was signed by the Individual Defendants.

52. A later prospectus, filed on September 30, 2008, stated, in pertinent part: Investment Objective

ProShares UltraShort Dow30 seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones Industrial Average (DJIA).

If Pro Shares UltraShort Dow30 is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as any decrease in the DJIA when the DJIA declines on any given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as any increase in the DJIA when the DJIA rises on a given day.

Principal Investment Strategies

ProShares UltraShort Dow30's principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse performance of the DJIA. Information about the Index can be found in the section entitled "Underlying Indexes."

- Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.

- Employing leveraged investment techniques in seeking its investment objective.

- Investing assets not invested in financial instruments in debt instruments and/or money market instruments.

- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

53. The September 30, 2008 prospectus mentioned a laundry list of risks, but left out a clear discussion of the most crucial one - how investing in the DXD Fund for more than one day would invariably lead to swift and radical losses:

Principal Risks

ProShares UltraShort Dow30 is subject to the following principal risks:

- Aggressive Investment Technique Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Inverse Correlation

Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk and Short Sale Risk.

54. The statements in paragraphs 53 and 54 were false and/or misleading because they failed to disclose:

- Performance of the DXD Fund would inevitably diverge from the performance of the DJIA i.e., the overwhelming probability, if not certainty, of spectacular tracking error;

- The DXD Fund's stated daily performance objectives could not be achieved in the intermediate or long term;

- The severe consequences of market volatility on the DXD Fund's investment objective and performance;

- The severe consequences of inherent path dependency in periods of market volatility on the DXD Fund's performance; and

- The consequences of the DXD Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF.

55. The inadequacy of ProShares's list of risks is made obvious when compared to that of Direxion, which stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period.... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

56. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that a leveraged fund "seeks investment results **for a single day only"** and leveraged funds **"do not seek to achieve their stated**

investment objective over a period of time greater than one day." (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the DXD Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the DXD Fund.

D. Statements by FINRA & Others

57. In June 2009, F1NRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

58. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse,

leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen."

59. FINRA issued additional guidance on July 13, 2009, by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares's leveraged and inverse ETFs can be used "for more than a day succesfully."

60. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

61. On July 21, 2009, as reported by *The Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the DXD Fund "one of the most misunderstood and potentially dangerous types of ETFs."

62. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

63. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is

reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... Proceed with extreme caution."

64. The statements in the Registration Statement are misleading and the risk disclosures do not come close to this "[p]roceed with extreme caution" level of clarity.

65. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the DXD Fund] aren't supposed to become less trustworthy when you really need them."

66. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

67. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time-over weeks or months or years-can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark

during the same period of time. This effect can be magnified in volatile markets."

68. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

69. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

CLAIM ONE
Pursuant to Section 11 of the Securities Act
(Against All Defendants)

70. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

71. Plaintiff incorporates by reference the above paragraphs, as if set forth herein.

72. ProShares is the issuer of the shares sold *via* the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

73. Plaintiff and the Class all purchased shares of the DXD Fund issued pursuant and/or traceable to the Registration Statement.

74. Defendants are liable for the material misstatements in and omissions from the

Registration Statement.

75. Plaintiff and other members of the Class purchased or otherwise acquired their DXD Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
Pursuant to Section 15 of the Securities Act
(Against the Individual Defendants)

76. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

77. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

78. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the DXD Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: November 2, 2009

MURRAY, FRANK & SAILER LLP

Brian P. Murray (BM 9954)
Brian D. Brooks (BB 7442)
MURRAY, FRANK & SAILER LLP
275 Madison Avenue, 8th Floor
New York, New York 10016
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

Counsel for Plaintiff

CERTIFICATION

I, Fernando Pacifico, do hereby certify that:

1. I have reviewed the complaint and have authorized its filing.

2. I purchased the securities of ProShares Ultrashort Dow 30 Fund, which are the subject of the complaint, *but not* at the direction of my counsel or in order to participate in any private action arising under the Securities Act of 1933 or Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. During the three year period prior to the date of this certification, I have sought to serve or served as a representative party on behalf of a class in an action brought under the federal securities laws in the following action:

5. During the Class Period, I engaged in the following transactions:

TRANSACTION INFORMATION

BUY OR SELL	TRADE DATE	NO. OF SHARES	PRICE PER SHARE
Buy	1/25/2008	165	$61.43
Buy	1/28/2008	475	$62.57

6. I will not accept any payment for serving as a representative party on behalf of the Class beyond my *pro rata* share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class and my activities in the lawsuit, as ordered or approved by the Court.

7. Nothing herein shall be construed to be or constitute a waiver of my attorney-client privilege.

8. I certify under penalty of perjury that the foregoing is true and correct.

Executed on 10 / 30 / 2009. Signature Fernando Pacifico

09 CV 9168

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

VAHAN A. SETYAN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. PROSHARES TRUST; PROSHARES ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSEL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER Defendants.	Civil No.: **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, Vahan A. Setyan, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United Sates Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired share in the ProShares Ultra Oil & Gas Fund (the "DIG Fund"), an exchange traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in

connection with the DIG Fund's shares (the "Class"). Plaintiff is seeking to pursue remedies under Section 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the DIG Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as in the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the DIG Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark -- such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance -- of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and Ultra Short.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designated to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The DIG Fund is one of ProShares' Ultra ETFs.

8. The DIG Fund seeks daily performance of the Dow Jones U.S. Oil & Gas Index ("DJUSEN"). The DIG Fund is mandated to take positions in securities and/or financial instruments that, in combination, before fees and expenses, should have similar daily return characteristics at +200% of the daily return of the DJUSEN.

9. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the DIG Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the DIG Fund would deliver double the return of the DJUSEN.

11. For example, in 2009, through July 30, 2009, the DJUSEN increased approximately 3.84 percent. Rather than increase approximately 7.68 percent (double), the DIG Fund has fallen approximately 1.35 percent.

12. ProShares does not market the DIG Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its Ultra ETFs.

13. ProShares' Registration Statement provides hypothetical example of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the DIG Fund may be used for intermediate or long-term investing.

14. The Registration Statement did not explain that, notwithstanding the investment objective of the DIG Fund, and the purpose of ProShares' Ultra ETFs, the DIG Fund would -- to

a mathematical certainty -- cause enormous losses if used for long-term investing. The enormous losses are accelerated when the market becomes more volatile.

15. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

16. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

17. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

18. In a July 31, 2009 prospectus, ProShares stated a leveraged fund "seeks investment results **for a single day only**" and leveraged funds "**do not seek to achieve their**

stated investment objective over a period of time greater than one day." (Emphasis in original in both examples). These statements were still misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrate that the earlier statements of "risk" were misleading.

19. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

20. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer period of time—over weeks or months or years— can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

21. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly form the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.

22. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate

or long-term horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the Index showed again."

23. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered losses.

JURISDICTION AND VENUE

24. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§ 77k and 77o].

25. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

26. Venue is proper in the District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the DIG Fund trade in this District on the New York Stock Exchange ("NYSE") Arca.

27. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

28. Plaintiff Vahan A. Setyan purchased shares of DIG Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

29. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on Mary 29, 2002.

30. ProShares is registered with the SEC as an open-management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all currently listed on the NYSE Arca. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For the DIG Fund, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

31. Defendant ProShares Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the DIG Fund. ProShares Advisors provides investment advice and management services to ProShares and its ETFs, including the DIG Fund. ProShare Advisors oversees the investment and reinvestment of the assets in DIG Fund.

32. ProShares Advisors is owned by Defendant Michael L. Sapir ("Sapir"), Defendant Louis M. Mayberg ("Mayberg") and William E. Seale.

33. Defendants SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal and underwriter for the DIG Fund. SEI has been registered with the SEC and FINRA since1982. SEI was hired by ProShares to distribute shares of the DIG Fund to broker/dealers and, ultimately, shareholders.

34. Defendant Sapir, an interested trustee ProShares, has been the Chairman and Chief Executive Officer of ProShares Advisors since its inception. Sapir signed the Registration Statement.

35. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

36. Defendant Russell S. Reynolds, III ("Reynolds') is a non-interested trustee of ProShares who signed the Registration Statement.

37. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

38. Defendant Simon D. Collier ("Collier") was ProShares' Treasurer From June 2006 through November 2008. In his capacity as Treasurer, Collier signed the Registration Statement.

39. The individual Defendants referenced in paragraphs 34 through 38 are referred to as the "Individual Defendants.

The Individual Defendants, in their respective roles, controlled the operations of the DIG Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the DIG Fund. The officers of ProShares are responsible for the day-to-day operations of the DIG Fund.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the DIG Fund pursuant or traceable to the Trust's false and misleading Registration Statement and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time

and can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of members in the proposed Class.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experience in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

45. Among the questions of law and fact common and the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measures of damages.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

47. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it possible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

48. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participant, which are usually institutional investors, specialists or market maker, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (75,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Unites with cash. Instead, investors buy Creation Units with a basket of securities that generally mirror an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that compromise the portfolio instead of cash.

49. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

50. Non-traditional, or leveraged ETFs, such as the DIG Fund, are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Most leveraged ETFs "reset" daily.

SUBSTANTIVE ALLEGATIONS

A. The DIG Fund

51. The Registration Statement stated that the DIG Fund seeks daily investment results, before fee and expenses, that correspond to twice (200%) the daily performance of the DJUSEN.

52. In 2009, through July 30, 2009, the DJUSEN increased approximately 3.84 percent. Rather than increase approximately 7.68 percent (double), the DIG Fund has fallen approximately 1.35 percent.

53. The Registration Statement omitted that holding shares of the DIG Fund for any period more than a day will -- to a mathematical certainty -- not track the market. Indeed, holding shares over a long-period to time will lead to enormous losses to a mathematical certainty.

54. Class members did not view ETFs as day trading investment vehicles and did not day trade the DIG Fund. In fact, it is virtually economically impossible for all DIG Fund purchasers to sell out of their positions at the end of one day.

B. The False and Misleading Registration Statement

55. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated. The January 30, 2007 prospectus was signed by the Individual Defendants.

56. A later prospectus, filed on September 30, 2008, stated, in pertinent part:

Investment Objective

ProShares Ultra Oil & Gas seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Dow Jones U.S. Oil & Gas Index.

If ProShares Ultra Oil & Gas is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as the Dow Jones U.S. Oil & Gas Index when the Index rises on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as the Index when the Index declines on a given day.

Principal Investment Strategies

ProShares Ultra Oil & Gas' principal investment strategies include:

- Investing in equity securities and/or financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the daily return of the Dow Jones U.S. Oil & Gas Index. Information about the Index can be found in the section entitled "Underlying Indexes."

- Committing at least 80% of its net assets, including any borrowings for investment purposes, under normal circumstances, to equity securities contained in the Index and/or financial instruments that, in combination, should have similar economic characteristics.

- Employing leveraged investment techniques and/or sampling techniques in seeking its investment objective.

- Investing assets not invested in equity securities or financial instruments in debt securities and/or money market instruments.

- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the integrated oil and gas and the oil equipment and services industry groups which comprised approximately 73% and 27%, respectively, of the market capitalization of the Index.

57. The September 30, 2008 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the DIG Fund for more than one day would inevitably lead to swift and radical losses:

Principal Risks

ProShares Ultra Oil & Gas is subject to the following principal risks:

- Aggressive Investment Technique Risk, Concentration Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk and Portfolio Turnover Risk.

- In addition to the risks noted above, ProShares Ultra Oil & Gas is also subject to risks faced by companies in the energy sector, including: effects on profitability from changes in worldwide energy prices and exploration, and production spending; adverse effects from changes in exchange rates, government regulation, world events and economic conditions; market, economic and political

58. The statements in paragraph 56 and 57 were false and/or misleading because they failed to disclose:

- Performance of the DIG Fund would inevitably diverge from the performance of the DJUSEN —i.e., the overwhelming probability, if not certainty, of spectacular tracking error;

- The DIG Fund's stated daily performance objectives could not be achieved in the intermediate or long term;

- The severe consequences of market volatility on the DIG Fund's investment objective and performance; and

- The severe consequences of inherent path dependency in periods of market volatility of the DIG Fund's performance.

59. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that a leveraged fund "seeks investment results **for a single day only**" and leveraged funds "**do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using

the DIG Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as the underlying the DIG Fund.

D. Statement by FINRA & Others

60. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sale materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representative from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firm regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

61. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of those products to unsophisticated retail and investors is very much on FINRA's radar screen."

62. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis–but with the effects of compounding

over a longer time frame, results differ significantly. In spit of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

63. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sale practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

64. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the DIG Fund "one of the most misunderstood and potentially dangerous types of ETFs."

65. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell any underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs seek more than twice the long and short performance on their target index.. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

66. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up for Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, its is extremely important to understand that, for holding periods longer than a day, these funds may hot give you the returns you may be expecting .... Proceeds with extreme caution."

67. The statements in the Registration Statement are misleading and the risk disclosures do not come to this "[p]roceed with extreme caution" level of clarity.

68. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the DIG Fund] aren't supposed to become less trustworthy when you really need them."

CLAIM ONE
Violations of § 11 of the 1933 Act Against All Defendants

69. This Count is brought pursuant to Section 11 of the 1033 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.,

70. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

71. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

72. Plaintiff and the Class all purchased shares of the DIG Fund issued pursuant and/or traceable to the Registration Statement.

73. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

74. Plaintiff and other members of the Class purchased or otherwise acquired their DIG Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
Violations of § 15 of the Securities Act Against the Individual Defendants

75. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

76. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants

were trustees, officers, and/or directors of ProShares charged with the legal responsibilities of overseeing its overseeing. Each controlling person had the power to influenced and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

77. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of the DIG Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure.

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in the action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

Dated: November 5, 2009

Respectfully submitted,

STULL, STULL & BRODY

By: ______________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
James E. Lahm (JL-0242)
6 East 45th Street
New York, New York 10017
Tel: (212) 687-7230
Fax: (212) 490-2022

WEISS & LURIE
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiffs

PLAINTIFF CERTIFICATION

VAHAN SETYAN ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any shares of the Ultra Oil and Gas Fund (the "DIG Fund") offered by ProShares Trust ("ProShares" or the "Trust") at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff and/or representative party on behalf of a class, including providing testimony at deposition and trial if necessary.

4. All of Plaintiff's purchases and/or sales of the DIG Fund which are the subject of the complaint are set forth on the separate page annexed as Appendix A to this document.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years unless otherwise stated in the space below: UYG, DUG, FXP, SDS

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 3rd day of November, 2009

[signature]

Signature

VAHAN SETYAN

Appendix A

Ultra Oil and Gas Fund

TRADE DATE	SECURITY/SYMBOL	QUANTITY	PRICE PER SHARE	PURCHASE / SALE
4/21/08	DIG	70	23.85	P
11/21/08	DIG	70	22.12	S
12/11/2008	DIG	50	32.21	P
12/11/08	DIG	50	30.43	

Please list additional transactions, if any, on a separate sheet of paper if necessary.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

VAHAN A. SETYAN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. PROSHARES TRUST; PROSHARES ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSEL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER Defendants.	**Civil No.:** 09 CIV 9148 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, Vahan A. Setyan, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United Sates Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares UltraShort FTSE/Xinhua China 25 Proshares Fund. (the "FXP Fund"), an exchange traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration

Statement") issued in connection with the FXP Fund's shares (the "Class"). Plaintiff is seeking to pursue remedies under Section 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the FXP Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as in the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the FXP Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark -- such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance -- of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and Ultra Short.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designated to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The FXP Fund is one of ProShares' UltraShort ETFs.

8. The FXP Fund seeks inverse returns daily performance of the FTSE/Xinhua China 25 Index (the "FTSE"). The FXP Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics at 200% of the inverse of the daily return of the FTSE.

9. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the FXP Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the FXP Fund would deliver double the inverse of the return of the FTSE.

11. For example, in 2008 the FTSE was down by 47 percent; however, instead of increasing 92 percent in value as the FTSE declined, the value of the FXP Fund actually fell 57 percent.

12. ProShares' Registration Statement provides hypothetical example of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the FXP Fund may be used for intermediate or long-term investing.

13. The Registration Statement did not explain that, notwithstanding the name of the FXP Fund, the investment objective of the FXP Fund, and the purpose of ProShares' UltraShort ETFs, the FXP Fund would -- to a mathematical certainty -- cause enormous losses if used for immediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

14. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and

leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

15. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

16. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

17. In a July 31, 2009 prospectus, ProShares stated a leveraged fund "seeks investment results **for a single day only**" and leveraged funds "**do not seek to achieve their stated investment objective over a period of time greater than one day**." (Emphasis in original in both examples). These statements were still misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles.

Nonetheless, these statements, and the fact that they were now in bold, demonstrate that the earlier statements of "risk" were misleading.

18. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

19. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer period of time—over weeks or months or years— can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

20. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly form the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.

21. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark.

In other words, it is possible that you could suffer significant losses even if the long-term performance of the Index showed again."

22. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

23. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§ 77k and 77o].

24. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

25. Venue is proper in the District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the FXP Fund trade in this District on the NYSE ("NYSE") Arca stock exchange.

26. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

27. Plaintiff Vahan A. Setyan purchased shares of FXP Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

28. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on Mary 29, 2002.

29. ProShares is registered with the SEC as an open-management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the NYSE Arca. Each ProShares ETF has its own CUSIP number and exchange trading

symbol. Each ProShares ETF issues and redeems shares on continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 50,000 or 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

30. Defendant ProShares Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the FXP Fund. ProShares Advisors provides investment advice and management services to ProShares and its ETFs, including the FXP Fund. ProShare Advisors oversees the investment and reinvestment of the assets in FXP Fund.

31. ProShares Advisors is owned by Defendant Michael L. Sapir ("Sapir"), Defendant Louis M. Mayberg ("Mayberg") and William E. Seale.

32. Defendants SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal and underwriter for the FXP Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the FXP Fund to broker/dealers and, ultimately, shareholders.

33. Defendant Sapir, an interested trustee ProShares, has been the Chairman and Chief Executive Officer of ProShares Advisors since its inception. Sapir signed the Registration Statement.

34. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

35. Defendant Russell S. Reynolds, III ("Reynolds') is a non-interested trustee of ProShares who signed the Registration Statement.

36. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

37. Defendant Simon D. Collier ("Collier") was ProShares' Treasurer From June 2006 through November 2008. In his capacity as Treasurer, Collier signed the Registration Statement.

38. The individual Defendants referenced in paragraphs 32 through 37 are referred to as the "Individual Defendants.

39. The Individual Defendants, in their respective roles, controlled the operations of the FXP Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the FXP Fund. The officers of ProShares are responsible for the day-to-day operations of the FXP Fund.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the FXP Fund pursuant or traceable to the Trust's false and misleading Registration Statement and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of members in the proposed Class.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experience in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

45. Among the questions of law and fact common and the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measures of damages.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

47. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it possible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

48. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participant, which are usually institutional investors, specialists or market maker, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (75,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Unites with cash. Instead, investors buy Creation Units with a basket of securities that generally mirror an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that compromise the portfolio instead of cash.

49. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

50. Non-traditional, or leveraged ETFs, such as the FXP Fund, are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Most leveraged ETFs "reset" daily.

SUBSTANTIVE ALLEGATIONS

A. The FXP Fund

51. On or about November 6, 2007 ProShares registered the UltraShort FTSE/Xinhua Chinese 25 ProShares FXP Fund as an ETF. The FXP Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the FTSE.

52. The FXP Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as -200 percent of the return of the index. The FXP Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the FTSE;

b. Committing its assets to investments that, in combination, have economic characteristics that are inverse to those of the FTSE;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

53. Investors who acquired shares in the FXP Fund during the Class Period thought they were protecting their assets. Indeed, the FTSE was down by 47 percent in 2008. However, instead of increasing 92 percent in value as the FTSE declined, the value of the FXP Fund actually fell 57 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

54. ProShares does not market the FXP Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use .ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1.-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the FXP Fund.

55. ProShares failed to disclose that the UltraShort FXP Fund is based on only the daily performance of the underlying index, not based upon long-term returns. ProShares failed to disclose and fully explain that once an index rises or falls and as a corresponding respective ProShares Ultra Fund or UltraShort Fund moves in the opposite direction, they no longer share their original mathematical relationship. In sum, relative performance does not hold after day one.

56. The Registration Statement omitted that holding shares of the FXP Fund for any period more than a day will -- to a mathematical certainty -- not track the market. Indeed, holding shares over a long-period to time will lead to enormous losses to a mathematical certainty.

57. Class members did not view ETFs as day trading investment vehicles and did not day trade the FXP Fund. In fact, it is virtually economically impossible for all FXP Fund purchasers to sell out of their positions at the end of one day.

B. The False and Misleading Registration Statement

58. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated. The January 30, 2007 prospectus was signed by the Individual Defendants.

59. A later prospectus, filed on September 30, 2008, stated, in pertinent part:

> **Investment Objective**
>
> ProShares UltraShort FTSE/Xinhua China 25 seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the FTSE/Xinhua China 25 Index.
>
> If ProShares UltraShort FTSE/Xinhua China 25 is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as any decrease in the FTSE/Xinhua China 25 Index when the Index declines on a given day. Conversely, its net asset

value should lose approximately twice as much, on a percentage basis, before fees and expenses, as any increase in the Index when the Index rises on a given day.

Because the value of the Index is not computed as of the close of the U.S. securities markets due to differences in trading hours between U.S. and foreign markets, correlation to the Index will be measured by comparing the daily change in the Fund's net asset value per share to the performance of one or more U.S. exchange traded securities or instruments that reflect the values of the securities underlying the Index as of the close of the U.S. securities markets.

Principal Investment Strategies

ProShares UltraShort FTSE/Xinhua China 25's principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse of the FTSE/Xinhua China 25 Index. Information about the Index can be found in the section entitled "Underlying Indexes."
- Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.
- Employing leveraged investment techniques in seeking its investment objective.
- Investing assets not invested in financial instruments in debt instruments and/or money market instruments.
- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the financials industry group, which comprised approximately 43% of the market capitalization of the Index.

60. The September 30, 2008 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the FXP Fund for more than one day would inevitably lead to swift and radical losses:

Principal Risks

ProShares UltraShort FTSE/Xinhua China 25 is subject to the following principal risks:

- Aggressive Investment Technique Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Exposure to Foreign Investments Risk, Inverse Correlation Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk, Short Sale Risk and Valuation Time Risk.

61. The statements in paragraphs 69 and 70 were false and/or misleading because they failed to disclose:

- Performance of the FXP Fund would inevitably diverge from the performance of the FTSE/Xinhua China 25 Index—i.e., the overwhelming probability, if not certainty, of spectacular tracking error;
- The FXP Fund's stated daily performance objectives could not be achieved in the intermediate or long term;
- The severe consequences of market volatility on the FXP Fund's investment objective and performance; and
- The severe consequences of inherent path dependency in periods of market volatility of the FXP Fund's performance.

62. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that a leveraged fund "seeks investment results **for a single day only"** and leveraged funds **"do not seek to achieve their stated investment objective over a period of time greater than one day."** (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the FXP Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as the underlying the FXP Fund.

D. Statement by FINRA & Others

63. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse

ETFs." In particular, FINRA admonished that sale materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representative from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firm regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

64. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of those products to unsophisticated retail and investors is very much on FINRA's radar screen."

65. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis–but with the effects of compounding over a longer time frame, results differ significantly. In spit of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

66. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sale practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

67. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the FXP Fund "one of the most misunderstood and potentially dangerous types of ETFs."

68. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell any underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs seek more than twice the long and short performance on their target index.. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

69. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up for Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, its is extremely important to understand that, for holding periods longer than a day, these funds may hot give you the returns you may be expecting .... Proceeds with extreme caution."

70. The statements in the Registration Statement are misleading and the risk disclosures do not come to this "[p]roceed with extreme caution" level of clarity.

71. On August 1,, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the FXP Fund] aren't supposed to become less trustworthy when you really need them."

CLAIM ONE
Violations of § 11 of the 1933 Act Against All Defendants

72. This Count is brought pursuant to Section 11 of the 1033 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.,

73. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

74. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

75. Plaintiff and the Class all purchased shares of the FXP Fund issued pursuant and/or traceable to the Registration Statement.

76. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

77. Plaintiff and other members of the Class purchased or otherwise acquired their FXP Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
Violations of § 15 of the Securities Act Against the Individual Defendants

78. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

79. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibilities of overseeing its overseeing. Each controlling person had the power to influenced and exercised

the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

80. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of the FXP Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure.

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in the action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

Dated: November 2, 2009

Respectfully submitted,

STULL, STULL & BRODY

By: ______________________

Jules Brody (JB-9151)
Aaron Brody (AB-5850)
James E. Lahm (JL-0242)
6 East 45th Street
New York, New York 10017
Tel: (212) 687-7230
Fax: (212) 490-2022

WEISS & LURIE
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiffs

PLAINTIFF CERTIFICATION

VAHAN SETYAN ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any shares of the ProShares UltraShort FTSE/Xinhua China 25 Fund (the "FXP Fund") offered by ProShares Trust ("ProShares" or the "Trust") at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff and/or representative party on behalf of a class, including providing testimony at deposition and trial if necessary.

4. All of Plaintiff's purchases and/or sales of the FXP Fund which are the subject of the complaint are set forth on the separate page annexed as Appendix A to this document.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years unless otherwise stated in the space below: UYG, DUG

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 30th day of October, 2009

V. Setyan

Signature

VAHAN SETYAN

Appendix A

ProShares UltraShort FTSE/Xinhua China 25 Fund (the "FXP Fund")

TRADE DATE	SECURITY/SYMBOL	QUANTITY	PRICE PER SHARE	PURCHASE / SALE
12/1/08	FXP	50	55.91	2805.45 (P)
12/2/08	FXP	50	54.71	2725.53 (S)
12/2/08	FXP	30	56.05	1696.45 (P)
12/5/08	FXP	30	48.92	1457.64 (S)
3/4/2009	FXP	40	36.93	1492.15 (P)
3/5/2009	FXP	40	40.53	1611.24 (S)

Please list additional transactions, if any, on a separate sheet of paper if necessary.